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                                        SUBJECT COMPANY: Imatron Inc.
                                        FILE #000-12405
                                        FILING PERSON: GENERAL ELECTRIC COMPANY

Contact: S. Lewis Meyer, CEO
         Robin Kelley, Investor Relations
         (650) 583-9964

FOR IMMEDIATE RELEASE

         IMATRON ANNOUNCES EIGHT EBT SCANNER SHIPMENTS IN THIRD QUARTER

   ECONOMIC UNCERTAINTY CAUSES SHORTFALL IN PROJECTED THIRD QUARTER SHIPMENTS

         FISCAL YEAR REVENUES PROJECTED TO BE APPROXIMATELY $71 MILLION

SO. SAN FRANCISCO, CALIF., OCTOBER 8, 2001 -- IMATRON INC. (NASDAQ: IMAT) announced today that it sold eight Electron Beam Tomography (EBT(TM)) scanners during its third quarter ended September 30, 2001. Imatron sold nine scanners in last year's third fiscal quarter.

As previously indicated, based on recent developments and the associated economic uncertainty, Imatron is now projecting revenues for the 2001 fiscal year to be approximately $71 million, a 14% increase over fiscal year 2000 revenues. The Company's prior guidance on revenue expectations for the 2001 fiscal year was more than $80 million. The Company further believes that earnings for the year will fall short of the previous estimate of a 50% increase in net operating income. However, Imatron expects to report a profit for the 2001 fiscal year, with second half fiscal year operations expected to be at approximately break even.

As a follow-on to the Company's September 24, 2001 announcement of GE Medical Systems' definitive agreement to acquire Imatron, the Company would like to highlight certain important aspects of the merger agreement for its shareholders.

     1) Each Imatron shareholder will receive $1.89 per share payable in GE stock. The actual number of shares of GE stock that each shareholder will receive will be determined based on the daily weighted average closing price of GE stock during the 10 day period ending five calendar days before the closing of the merger.

     2) For federal income tax purposes, the Company and GE intend that the transaction will qualify as a tax-free reorganization within the rules and regulations of the Internal Revenue Code.

     3) Imatron's board of directors unanimously approved the transaction. Thomas Weisel Partners LLC delivered a fairness opinion to the Imatron board of directors as to the fairness of the merger consideration to be received by Imatron's shareholders from a financial point of view as of the date of the signing of the merger agreement with General Electric. This opinion is subject to the assumptions and conditions set forth in the fairness opinion which will be disclosed and described in a proxy to be sent to Imatron's shareholders.
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     4)   The transaction is subject to Imatron shareholder approval and other customary conditions and is expected to close by December 31, 2001. The merger will be approved by the shareholders of Imatron if, at a special meeting called for the purpose of approving the merger, holders of a majority of the shares of Imatron common stock are present (either in person or by proxy), and a majority of the votes actually cast at such meeting are cast in favor of the merger. Four individual Imatron shareholders have signed shareholder agreements granting to GE a proxy on 10,816,564 shares (including shares issuable upon exercise of warrants and stock options), representing beneficial ownership, under SEC rules, of approximately 10% of Imatron's common stock. As part of the shareholder approval process, each Imatron shareholder will be sent a proxy statement disclosing the specific terms and conditions of this transaction as well as the date and location of the shareholders' meeting. The value of this transaction to Imatron's shareholders is approximately $200 million.

According to S. Lewis Meyer, Imatron's CEO, "We clearly support GE Medical Systems' position that Electron Beam Tomography (EBT) technology is the perfect complement to the GE offering in computed tomography (CT). GE's resources, in combination with Imatron's proprietary EBT technology portfolio and know-how, provide a clear, strategic opportunity to capitalize on the unique clinical potential of EBT."

THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. GE AND IMATRON INC. WILL PREPARE AND FILE A PROXY STATEMENT/PROSPECTUS. COPIES OF THIS DOCUMENT WILL BE PROVIDED TO STOCKHOLDERS OF IMATRON INC. IN ADDITION, THIS DOCUMENT AND OTHER RELEVANT DOCUMENTS CONCERNING THE TRANSACTION WILL BE FILED WITH THE SECURITIES EXCHANGE COMMISSION AND COPIES WILL BE AVAILABLE FREE OF CHARGE FROM THE COMMISSION'S WEBSITE (WWW.SEC.GOV) AND FROM GE MEDICAL AND IMATRON. THIS PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS ARE URGED TO READ THIS DOCUMENT ONCE IT BECOMES AVAILABLE. INVESTORS SHOULD READ THE JOINT PROXY/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE BASED ON CURRENT EXPECTATIONS AND ESTIMATES ABOUT THE INDUSTRY IN WHICH IMATRON OPERATES, THE ESTIMATED IMPACT OF CERTAIN TECHNOLOGICAL ADVANCES, THE ESTIMATED IMPACT OF PUBLISHED RESEARCH STUDIES ON SCANNER SALES AND PROCEDURES, AS WELL AS MANAGEMENT'S BELIEFS AND ASSUMPTIONS. IT IS IMPORTANT TO NOTE THAT THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS. THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE, AMONG OTHERS; FAILED CLINICAL DEMONSTRATION OF CERTAIN ASSERTED TECHNOLOGICAL ADVANTAGES AND DIAGNOSTIC CAPABILITIES; RELIANCE ON PRODUCT DISTRIBUTORS; COMPETITION IN THE DIAGNOSTIC IMAGING MARKET; FAILURE TO IMPROVE PRODUCT RELIABILITY OR INTRODUCE NEW PRODUCT MODELS AND ENHANCEMENTS; DELAYS IN PRODUCTION AND DIFFICULTY IN OBTAINING COMPONENTS AND SUB-ASSEMBLIES FROM LIMITED SOURCES OF SUPPLY; INABILITY TO MEET CASH-ON-DELIVERY OR PREPAYMENT TERMS FROM VENDORS; DETERMINATIONS BY REGULATORY AND ADMINISTRATIVE GOVERNMENT AUTHORITIES; PATENT EXPIRATION AND DENIAL OF PATENT APPLICATIONS; THE HIGH COST OF THE SCANNER AS COMPARED TO COMMERCIALLY AVAILABLE CT SCANNERS; AND THE RISK FACTORS LISTED FROM TIME TO TIME IN THE COMPANY'S SECURITIES AND EXCHANGE COMMISSION REPORTS, INCLUDING THEIR REPORTS ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000.
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IMATRON, ITS OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE
SOLICITATION OF PROXIES FROM IMATRON SHAREHOLDERS WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. INFORMATION REGARDING SUCH OFFICERS AND DIRECTORS IS INCLUDED IN IMATRON'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001 FILED WITH THE SEC ON APRIL 1, 2001. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE AT THE SEC WEBSITE AT WWW.SEC.GOV AND FROM THE IMATRON CONTACT LISTED ABOVE.

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